Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

June 10, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Re:             Nevaeh Enterprises Ltd..

                  Form S-1 Registration Statement

                  Registration No. 333-144681

To whom it may concern:

    Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Nevaeh Enterprises Ltd. (the "Company") requests acceleration of the effective date of its Form S-1 Registration Statement to June 9, 2008 at 12:00 pm noon, E.D.T., or as soon thereafter as practicable.

    The Company is aware that the filing with the Securities and Exchange Commission (the "Commission") may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

    Please be advised that the Company has not distributed any preliminary prospectuses and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

    Further, no other documents, reports or memoranda have been prepared for external use by the Company.

    The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action the of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

    Thank you for your cooperation.

    Yours Truly,

    Neaveh Enterprises Ltd.

    By: /s/ "Qi Tang"

    Qi Tang, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and a member of the Board of Directors